UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

333 Bloor Street East

10th Floor

Toronto, Ontario M4W 1G9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Incorporation by Reference

Exhibits 99.1, 99.2, 99.3 and 99.4 included in this Form 6-K are incorporated by reference into the registrant’s registration statements on Form F-3D (File No. 333-170234) and on Form F-10 (File No. 333-273187 and File No. 333-272511).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Marisa Wyse
Name: Marisa Wyse
Title: Chief Legal Officer and Corporate Secretary

Date: February 12, 2025

Exhibit Index

Exhibit Number	Description of Document

99.1	Underwriting Agreement, dated as of February 10, 2025 by and among Rogers Communications Inc. and J.P. Morgan Securities LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein.

99.2	Indenture, dated as of February 12, 2025, among Rogers Communications Inc. and The Bank of New York Mellon.

99.3	First Supplemental Indenture, dated as of February 12, 2025, among Rogers Communications Inc. and The Bank of New York Mellon.

99.4	Second Supplemental Indenture, dated as of February 12, 2025, among Rogers Communications Inc. and The Bank of New York Mellon.